UNITED STATES
                                                                                                                       SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

DICON FIBEROPTICS, INC.
(Name of Subject Company (issuer))

DICON FIBEROPTICS, INC.
Ho-Shang Lee, Ph.D.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, No Par Value

(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ho-Shang Lee, Pd.D.
President and Chief Executive Officer
DiCon Fiberoptics, Inc.,
1689 Regatta Blvd.
Richmond, CA 94804
(510) 620-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Richard V. Smith, Esq.
Orrick, Herrington & Sutcliffe, LLP
405 Howard Street
San Francisco, CA 94105

(415) 773-5700

November 16, 2006

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$154,500	$16.53

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 30,900 shares at the tender offer price of $5.00 per share.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                           16.53
Form or Registration No.:                   005-81761
Filing Party:       DiCon Fiberoptics, Inc.
Date Filed:    November 16, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

AMENDMENT NO. 1 TO TENDER OFFER STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on November 16, 2006 in connection with a two-step going-private transaction (the “Transaction”) proposed by the Board of Directors of DiCon Fiberoptics, Inc. (“DiCon” or the “Company”), consisting of (1) a 1-for-5 reverse split of the outstanding shares of common stock of the Company (the “Stock Split”) intended to increase the number of shareholders holding less than 100 shares of the Company’s stock (“Odd-lot Shareholders”) and cashout resulting fractional shares at the rate of $5.00 per whole share, and, thereafter, (2) a tender offer made by the Company to purchase from its shareholders up to 30,900 shares (on a post-Stock Split basis) at purchase price of $5.00 per share, net to the seller in cash, without interest. This tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 2006 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"), which, as amended or supplemented from time to time, together constitute the "Offer". Capitalized terms used herein and not otherwise defined have the respecting meanings ascribed to them in the Offer to Purchase.

Items 1 through 9 and 11 of the Schedule TO are hereby amended as follows:

All references in the Offer to Purchase and the Letter of Transmittal to “9:00 p.m., California time, on Friday, December 15, 2006,” are hereby replaced with “12:00 Midnight, Eastern time, on Friday, December 15, 2006”.

The tenth bullet in the “Summary” of the Offer to Purchase is hereby revised to insert the word “unaffiliated” in front of the word “shareholders”.

The seventeenth bullet in the "Summary" of the Offer to Purchase is hereby revised to read in its entirety as follows: "Upon the terms and subject to the conditions of the Offer and after the Expiration Date, DiCon will promptly pay the Purchase Price for shares validly tendered and not withdrawn as of the Expiration Date."

The first sentence of the first paragraph under "Acceptance For Payment of Shares and Payment of Purchase Price" of the Offer to Purchase is hereby revised to read in its entirety as follows: "Upon the terms and subject to the conditions of the Offer and after the Expiration Date, DiCon will promptly pay the Purchase Price for shares validly tendered and not withdrawn as of the Expiration Date."

The following paragraph of the Letter of Transmittal is hereby deleted in its entirety: "The undersigned hereby agrees not to file, pursue or support, directly or indirectly, any lawsuit, claim, complaint or other judicial or administrative proceeding against DiCon or any of DiCon’s directors, officers, employees, affiliates or advisors based in whole or in part on any claim arising out of or related to the Offer to Purchase, the transactions contemplated by the Offer to Purchase or the undersigned’s ownership of the shares, whether such claims are known or unknown or suspected or unsuspected (hereinafter “Claims”). This agreement survives indefinitely, and the undersigned further agrees not to assign any Claims. The undersigned, for the undersigned and for his or her predecessors, successors, executors, administrators, heirs, and assigns, hereby forever releases and discharges DiCon and all of DiCon’s directors, officers, employees, affiliates and advisors from any and all claims, rights, demands, liabilities, obligations, damages, actions and causes of action, of every kind and nature, in law, equity or otherwise, known or unknown, suspected or unsuspected, disclosed or undisclosed, arising out of or relating to the Offer to Purchase or the transactions contemplated by the Offer to Purchase. With respect to the foregoing releases and discharges, the undersigned hereby waives the provisions of Section 1542 of the California Civil Code and the benefits thereof and any rights the undersigned may have under corresponding laws of other jurisdictions. Section 1542 of the California Civil Code provides as follows: “A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.”"

As a result of this change to the Letter of Transmittal, the Company will not seek to enforce against any tendering shareholder any of the provisions of this deleted paragraph.

Information Required by Schedule 13E-3.

Items 1 through 12, 14 and 15 of the Schedule 13E-3 are hereby amended as follows:

All references in the Offer to Purchase and the Letter of Transmittal to “9:00 p.m., California time, on Friday, December 15, 2006,” are hereby replaced with “12:00 Midnight, Eastern time, on Friday, December 15, 2006”.

The tenth bullet in the “Summary” of the Offer to Purchase is hereby revised to insert the word “unaffiliated” in front of the word “shareholders”.

The seventeenth bullet in the "Summary" of the Offer to Purchase is hereby revised to read in its entirety as follows: "Upon the terms and subject to the conditions of the Offer and after the Expiration Date, DiCon will promptly pay the Purchase Price for shares validly tendered and not withdrawn as of the Expiration Date."

The first sentence of the first paragraph under "Acceptance For Payment of Shares and Payment of Purchase Price" of the Offer to Purchase is hereby revised to read in its entirety as follows: "Upon the terms and subject to the conditions of the Offer and after the Expiration Date, DiCon will promptly pay the Purchase Price for shares validly tendered and not withdrawn as of the Expiration Date."

The following paragraph of the Letter of Transmittal is hereby deleted in its entirety: "The undersigned hereby agrees not to file, pursue or support, directly or indirectly, any lawsuit, claim, complaint or other judicial or administrative proceeding against DiCon or any of DiCon’s directors, officers, employees, affiliates or advisors based in whole or in part on any claim arising out of or related to the Offer to Purchase, the transactions contemplated by the Offer to Purchase or the undersigned’s ownership of the shares, whether such claims are known or unknown or suspected or unsuspected (hereinafter “Claims”). This agreement survives indefinitely, and the undersigned further agrees not to assign any Claims. The undersigned, for the undersigned and for his or her predecessors, successors, executors, administrators, heirs, and assigns, hereby forever releases and discharges DiCon and all of DiCon’s directors, officers, employees, affiliates and advisors from any and all claims, rights, demands, liabilities, obligations, damages, actions and causes of action, of every kind and nature, in law, equity or otherwise, known or unknown, suspected or unsuspected, disclosed or undisclosed, arising out of or relating to the Offer to Purchase or the transactions contemplated by the Offer to Purchase. With respect to the foregoing releases and discharges, the undersigned hereby waives the provisions of Section 1542 of the California Civil Code and the benefits thereof and any rights the undersigned may have under corresponding laws of other jurisdictions. Section 1542 of the California Civil Code provides as follows: “A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.”"

As a result of this change to the Letter of Transmittal, the Company will not seek to enforce against any tendering shareholder any of the provisions of this deleted paragraph.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

December 5, 2006	DICON FIBEROPTICS, INC.
	By:	/s/ Ho-Shang Lee
Ho-Shang Lee President and Chief Executive Officer
December 5, 2006	DR. HO-SHANG LEE
	By:	/s/ Ho-Shang Lee
Ho-Shang Lee

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated November 16, 2006+
(a)(2)	Letter of Transmittal+
(a)(3)	Letter to Shareholders of the Company, dated November 16, 2006, from Ho-Shang Lee, President and Chief Executive Officer+
(a)(4)	Reminder Communication to Certain Shareholders+
(a)(5)	Form of Memorandum, dated November 16, 2006, to the Company’s employees+
(a)(6)	Text of Press Release issued by the Company, dated November 16, 2006+
(c)(1)
Fairness Opinion Presentation Of Howard Frazier Barker Elliott, Inc. Dated April 19, 2006 (incorporated herein by reference to Appendix B of DiCon Fiberoptics, Inc.’s Schedule 14A filed with the Securities and Exchange Commission on July 31, 2006)

(c)(2)
Fairness Opinion Presentation Of Howard Frazier Barker Elliott, Inc. Dated July 6, 2006 (incorporated herein by reference to Appendix C of DiCon Fiberoptics, Inc.’s Schedule 14A filed with the Securities and Exchange Commission on July 31, 2006)

(c)(3)
Fairness Opinion of Howard Frazier Barker Elliott, Inc. Dated April 19, 2006 (incorporated herein by reference to Appendix D of DiCon Fiberoptics, Inc.’s Schedule 14A filed with the Securities and Exchange Commission on July 31, 2006)

(c)(4)
Fairness Opinion Of Howard Frazier Barker Elliott, Inc. Dated July 6, 2006 (incorporated herein by reference to Appendix E of DiCon Fiberoptics, Inc.’s Schedule 14A filed with the Securities and Exchange Commission on July 31, 2006)

(c)(5)
Company Valuation Report Dated November 2003 (incorporated herein by reference to exhibit (c)(5) of DiCon Fiberoptics, Inc.’s Schedule 13E-3 filed with the Securities and Exchange Commission on September 1, 2006)

(c)(6)
Company Valuation Report Dated December 2005 (incorporated herein by reference to exhibit (c)(5) of DiCon Fiberoptics, Inc.’s Schedule 13E-3 filed with the Securities and Exchange Commission on September 1, 2006)

(c)(7)
Appraisal Report Of CB Richard Ellis Dated March 6, 2006 (incorporated herein by reference to exhibit (c)(5) of DiCon Fiberoptics, Inc.’s Schedule 13E-3 filed with the Securities and Exchange Commission on September 1, 2006)

+Filed previously.